United States
Securities and Exchange Commission
Washington, D.C. 20549
FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the
Securities Exchange Act of 1934
For the month of
January 2006
Companhia Vale do Rio Doce
Avenida Graça Aranha, No. 26
20005-900 Rio de Janeiro, RJ, Brazil
(Address of principal executive office)
(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
(Check One) Form 20-F ☑       Form 40-F ☐
(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1))
(Check One) Yes ☐      No ☑
(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7))
(Check One) Yes ☐       No ☑
(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)
(Check One) Yes ☐      No ☑
(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82-               .)

Press Release
Signature Page

CVRD announces results of its tender offer
Rio de Janeiro, January 11, 2006 — Companhia Vale do Rio Doce (CVRD) reports that its wholly owned subsidiary Vale Overseas Limited (Vale Overseas) announced the results of its cash tender offer for any and all of its US$300 million aggregate principal amount outstanding 9.000% Guaranteed Notes due 2013 (CUSIP numbers: 91911TAD5, 91911TAC7 and G9317UAB1). The offer expired at 5:00 p.m., New York City time, on January 10, 2006.
Vale Overseas has been advised by the depositary that, as of the expiration date of the offer, of the US$300 million in aggregate principal amount of notes outstanding, approximately US$176 million had been validly tendered and not validly withdrawn pursuant to the offer.
Vale Overseas has accepted for purchase, at a price of US$1,185.21 per US$1,000 principal amount, all notes validly tendered and not validly withdrawn pursuant to the offer in the manner described in the offer to purchase. The total cash payment to purchase the notes, excluding accrued interest, is approximately US$208 million.
Payment of the purchase price and accrued and unpaid interest to, but excluding, the settlement date for the notes accepted pursuant to the offer will occur on January 13, 2006.
Vale Overseas retained J.P. Morgan Securities Inc. to serve as dealer manager for the offer, JPMorgan Chase Bank, N.A. to serve as the depositary for the offer, J.P. Morgan Bank Luxembourg S.A. to serve as Luxembourg agent for the offer and D.F. King & Co., Inc. to serve as information agent for the offer.
This announcement does not constitute an offer to purchase or a solicitation of an offer to sell securities. The offer is being made solely by the offer to purchase.
This transaction reflects the CVRD ´s financial policy to reduce its cost of capital by means of active liability management and the development of liquid market for its bonds. The acquisition of the 2013 note and the issuance of 6.25% Guaranteed Notes due 2016, publicly announced on January 5, 2006, contribute to lowering the average coupon on the Company’s bonds and lengthening the average maturity of its debt.

For further information, please contact:
Roberto Castello Branco: roberto.castello.branco@cvrd.com.br +55-21-3814-4540
Alessandra Gadelha: alessandra.gadelha@cvrd.com.br +55-21-3814-4053
Barbara Geluda: barbara.geluda@cvrd.com.br +55-21-3814-4557
Daniela Tinoco: daniela.tinoco@cvrd.com.br +55-21-3814-4946
Fábio Lima: fabio.lima@cvrd.com.br +55-21-3814-4271
This press release may contain statements that express management’s expectations about future events or results rather than historical facts. These forward-looking statements involve risks and uncertainties that could cause actual results to differ materially from those projected in forward-looking statements, and CVRD cannot give assurance that such statements will prove correct. These risks and uncertainties include factors: relating to the Brazilian economy and securities markets, which exhibit volatility and can be adversely affected by developments in other countries; relating to the iron ore business and its dependence on the global steel industry, which is cyclical in nature; and relating to the highly competitive industries in which CVRD operates. For additional information on factors that could cause CVRD’s actual results to differ from expectations reflected in forward-looking statements, please see CVRD’s reports filed with the Brazilian Comissão de Valores Mobiliários and the U.S. Securities and Exchange Commission.

Signatures
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COMPANHIA VALE DO RIO DOCE (Registrant)
Date: January 11, 2006	By:	/s/ Roberto Castello Branco
Roberto Castello Branco
Director of Investor Relations